Exhibit 12.1

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Millions of Dollars)

Earnings:	2007	2008	2009	2010	2011

Income from continuing operations
before tax and noncontrolling interest	$ 1,400	$ 1,246	$ 1,620	$ 1,532	$1,745
Less: Income from equity investees	-	-	-	-	-
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,400	1,246	1,620	1,532	1,745
Add:
Fixed charges (see below)	540	520	535	565	613
Amortization of capitalized interest	2	2	2	2	4
Distributed income of equity investees	-	-	-	-	-
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	-	-	-	-	-
Subtract:
Interest capitalized	(3)	(3)	(4)	(7)	(4)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	(74)	(75)	(73)	(73)	(90)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(305)	(170)	(94)	-	-

Earnings as adjusted	$ 1,560	$ 1,520	$ 1,986	$ 2,019	$2,268

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$ 429	$ 407	$ 420	$ 429	$ 463
Add: AFUDC	25	27	32	43	42
Interest expenses - net of capitalized interest	454	434	452	472	505
Interest capitalized (2)	3	3	4	7	4
Interest portion of rental expense (3)	9	8	6	13	14
Preferred and preference stock dividend
requirement - pre-tax basis	74	75	73	73	90

Total fixed charges	$ 540	$ 520	$ 535	$ 565	$ 613

Ratio	2.89	2.92	3.71	3.57	3.70

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.